

January 27, 2011

Ken C. Hicks, Chairman, President and Chief Executive Officer
Foot Locker, Inc.
112 West 34th Street
New York, New York

> **Re: Foot Locker, Inc.**
> **Form 10-K**
> **Filed March 29, 2010**
> **File No. 001-10299**

Dear Mr. Hicks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 29, 2010

20. Retirement Plans and Other Benefits, page 53

Pension and Other Postretirement Plans

1.   We note your expected return on plan assets to be $43 million and $53 million for 2009 and 2008 within your calculation of net benefit expense. Please tell us how you derived these amounts using the expected long-term rates of return on assets you disclose on page 55. In addition, tell us how you determine the market-related value of plan assets and confirm to us that such manner of determining market-related value is consistently applied from year to year for each asset class. See ASC 715-30-35-48.

2.   We note your disclosure included on page 58 stating that you and your U.S. pension plan were named as defendants in a class action in federal court in New York in February 2007. Such disclosure appears identical to previous statements regarding the class action in both your Form 10-K for the fiscal year ended January 31, 2009 and your Form 10-K for the fiscal year ended February 2, 2008. Please explain to us the status of this class action, and revise your disclosures in your upcoming 10-K to include an estimate of the possible loss or range of loss or a statement that such estimate cannot be made. See ASC 450-20-50.

DEF 14A, filed April 9, 2010

Related Person Transactions, page 13

3.   We note the company's statement in the Related Person Transaction section on page 13 that the contemplated related party transactions have amounts involved that are "not material in relation to [its] business." Please note that Item 404 of Regulation S-K requires disclosure of any transaction, or proposed transaction, in which the company was or is to be a participant and the amount exceeds $120,000. Please supplementally confirm that the company has provided the disclosure required by Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director